EXHIBIT 3.6

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

LUNAI BIOWORKS, INC.

Lunai Bioworks, Inc., a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST: The name of the corporation is Lunai Bioworks, Inc. (the “Corporation”).

SECOND: The Certificate of Incorporation of the Corporation, as amended to date, is hereby amended by adding the following paragraph to Article Fifth thereof:

“Upon the effectiveness of this Certificate of Amendment pursuant to the General Corporation Law of the State of Delaware at 12:01 a.m., Eastern Time, on May 22, 2026 (the “Effective Time”), each eight (8) issued shares of Common Stock, par value $0.0001 per share, of the Corporation, that are issued and outstanding immediately prior to the Effective Time, shall automatically, without any further action by the Corporation or any holder thereof, be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.0001 per share, of the Corporation (the “Reverse Stock Split”). The Reverse Stock Split shall not reduce the number of authorized shares of Common Stock or preferred stock of the Corporation and shall not change the par value of the Common Stock or preferred stock of the Corporation.

No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split shall be rounded up to the next whole share.

THIRD: This Certificate of Amendment was duly adopted in accordance with Section 242 of the DGCL.

FOURTH: This Certificate of Amendment shall become effective at 12:01 a.m., Eastern Time, on May 22, 2026.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer this 19th day of May, 2026.

LUNAI BIOWORKS, INC.

By:	/s / David Weinstein
Name:	David Weinstein
Title:	Chief Executive Officer